Exhibit 99
The Progressive Corporation
Letter to Shareholders
Second Quarter 2008
Reporting a respectable combined ratio of 93.6 for the quarter and a continuation of slower growth than we desire might suggest the second quarter was somewhat uneventful. However, a closer inspection suggests otherwise and, in fact, the quarter was quite eventful, having just about a little bit of everything thrown in.
As noted, profitability remained strong and better than our target 96 combined ratio. With the benefit of our monthly reporting, it is clear we did not get there with three months of consistent results; April and May averaged out at close to 92, while June produced a 97. This is a notable spread that, in part, reflects comprehensive losses in the Midwest and upper Great Plains as a result of Mississippi River levee breaches that caused significant flooding. While we watched that catastrophe unfold on our TV screens, there were also a number of other weather-related events that got less national attention. In fact, during the second quarter alone, we deployed our catastrophe response team on 19 separate occasions, mostly in these same regions of the country.
For perspective, this exceeded our prior annual record of 15 deployments in 2005. While these events are neither scheduled nor welcomed, they are expected to a degree and must be part of our pricing discipline. On the positive side, they provide additional opportunities to meet or exceed our customers’ expectation for service. During the quarter, we had more than 20,000 claim features related to these events reported and about 95% of them were closed within 30 days. We consistently see our highest customer satisfaction scores following a claims experience.
Another notable observation on profitability is that, even though our targets are consistent, at any given time there is reasonably high dispersion between states. During the second quarter we saw welcomed improvement in several of our larger states as corrective rate actions started to be reflected in earned premium. We ended the quarter with no individual state presenting a disproportionate profitability concern. From a growth perspective, several large states are still having a disproportionate negative impact.
Perhaps the more interesting, if yet less definitive, observation of the second quarter is consumers continuing to reduce their miles driven in response to rising gas prices. This well-documented change leads to speculation of falling future accident frequency directly following a period during which we reported some stabilization. The logic is compelling, and our developing data support the speculation. Whether these consumer trends will persist is yet to be determined.
In prior communications we reported that reduced frequency has largely been priced into the market. We also indicated that the notably positive trends in bodily injury severity, more likely than not, would produce an environment of increasing rates to match inflation in claims costs. That outlook is now less clear. Combined with likely mix shifts away from SUV-type vehicles to smaller automobiles, we have an environment in which many of the component pieces are changing in interesting ways. Commenting on these market conditions at our Investor Relations meeting in New York in June, I reiterated that, for Progressive, this was a time to continue to be tactically nimble by measuring well and reacting quickly. Our auto rate revision activity of more than one per business day for the quarter reflects this.

As industrywide numbers for 2007 were published during the quarter, we received confirmation that the size of the Private Passenger Auto market, as measured by written premium, was reasonably flat with 2006, resulting in a third consecutive year of less than 1% sector growth.
Similar sector growth numbers for Commercial Auto would suggest a 4% decline in 2007 over 2006, preceded by two years of close to net zero growth.
Using written premium as a measurement, the second quarter produced a total decline from the prior year of about 1% on a companywide basis. This allocates across our reporting segments as down 1% for Personal Lines (Agency down 3% and Direct up 3%) and down 5% for Commercial Auto.
Using our unit growth measure of policies in force, we ended the quarter down 2% in Agency auto, up 7% in Direct auto, up 8% in our Special Lines products, and up 4% in Commercial Auto, for a companywide total of up 3%, as compared to the second quarter last year.
The reconciling information is the realized reduction in average premiums, which expressed as earned premium per earned car year, was down in all sectors: 5% for Agency auto, 5% in Direct auto, 6% for our Special Lines products and 9% in Commercial Auto. Our written premium per car year reflects a smaller decline as a result of our rate revision activity, and is a leading indicator of future earned premium per car year.
The qualitative story continues to highlight lower new business production in our Agency-produced book, and the Internet as the most positive source of current new business growth. Expense management, especially now, remains a top priority.
Our individual state results have significant variance and new business production ranged from very strong to very weak, with several of our larger premium states at the weaker end.
We provided greater state insight in our June meeting, highlighting reductions in new business in New York and California were of significant concern. Profitable growth is the only growth that is acceptable and, now that profitability is closer to targets, growth initiatives become more relevant.
Our Special Lines business growth has been very healthy during the quarter and reflects gains largely in the motorcycle business.
Our Commercial Auto new business flow is not immune from the general economic conditions and reductions in new business applications and stability of tenure measures seems to reflect this, especially in the construction trades and related businesses.
Certainly a notable catalyst for growth during the quarter was our entry into Massachusetts with an auto program at this time quoted only over the Internet. Since May 1st, we have attracted a significant amount of interest in the state and now have over 12,000 new customers. We are very pleased with this response and expect to increase our product distribution options in the future.
Our continuing efforts to extend customer tenure are paying off, as we’ve highlighted in prior reports and at the Investor Relations meeting. We are seeing significant improvements in all Personal Lines retention measures; some are approaching all time highs since we adopted the measures.

The retention gains, which have contributed in no small way to policies in force growth this year, have been very pleasing. What I find even more encouraging is the expansion within the internal culture to further embrace customer care and continuously seeks opportunities to improve the customer experience.
Our Net Promoter® Score measurement system for customer feedback continues to reflect the progress we believe we are making, and we hope it will continue to be a leading indicator of customers’ intent to stay with us.
Our claims experience often provides validation of our commitment to customers, especially when they are able to use our concierge level of service, which consistently nets some of the highest levels of customer satisfaction scores.
During the quarter, we welcomed Larry Bloomenkranz to the company as our Chief Marketing Officer. Our brand development activities and current advertising campaign seem to be resonating quite well with consumers as evidenced by improvements in advertising awareness and brand recall. We look forward to continued progress on this critical front and are happy to have Larry aboard.
During the quarter, we also announced expansion of our usage-based insurance program and have received a significant amount of interest from different groups, as well as prominent national media coverage of this new approach. We also introduced a concept to allow consumers to name their price as an input to their insurance shopping process, which will be tested in the third quarter. Both of these concepts have shown very real appeal to different market segments and we look forward to reporting on their progress in future updates.
Our portfolio management has never been more important and we increased disclosure for interested readers in the year-end 10-K and in this year’s quarterly 10-Qs. The market fluctuations need no further commentary from me. Suffice it to say we will maintain our conservative portfolio management and accounting of any impairment that deserves to be classified as other-than-temporary. We classified $43 million of our unrealized losses as other-than-temporary during the quarter, consistent with our treatment for this critical accounting policy. Known market instability suggests this will be an important evaluation through the remainder of the year.
In total, this has been quite an active quarter, and while new business application flow is far from where we would like it and investment market instability is concerning, other measures of the business are solid and/or strengthening. We are excited by several of our initiatives that are ready to roll out and cognizant of the skills required to navigate our product and pricing through a changing macro economy. The rest of the year may be different, but we hope it is very productive.
Glenn M. Renwick
President and Chief Executive Officer

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